Exhibit 17.2

TO THE BOARD OF DIRECTORS OF NETWORKING PARTNERS INC.

                                                       Malaga, December 8, 2011.

Dear Sirs,

     I truly regret to inform the Board that due to personal circumstances beyond my control, I am forced to have to resign, with immediate effect, as director and CFO of Networking Partners Inc and it solely owned subsidiary Networking Partners Canada Inc.

     Finally, I would like to wish the Company a fruitful and prosperous future.

Yours sincerely,


/s/ Enzo Taddei
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Enzo Taddei